SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                              ---------------
                                SCHEDULE 13D
                               (RULE 13D-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO 13D-2(A)
                             (AMENDMENT NO. 2)1


                          Westfield America, Inc.
            ---------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
        ----------------------------------------------------------
                       (Title of Class of Securities)

                                959910 10 0
               ---------------------------------------------
                               (CUSIP Number)

                                 Irv Hepner
                        c/o Westfield America, inc.
                    11601 Wilshire Boulevard, 12th Floor
                           Los Angeles, CA 90025
                               (310) 445-2427
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             February 11, 1999
                     ---------------------------------
          (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.





--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 959910 10 0             SCHEDULE 13D          PAGE  2  OF  19  PAGES
---------------------                                   ----------------------

-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Westfield Holdings Limited

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)|_|
                                                                         (b)|_|

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO - See Item 3 of Statement

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   |_|
      TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia

-------------------------------------------------------------------------------
    NUMBER OF       7      SOLE VOTING POWER
     SHARES                -0-
  BENEFICIALLY      -----------------------------------------------------------
    OWNED BY        8      SHARED VOTING POWER
      EACH                 73,266,470
    REPORTING       -----------------------------------------------------------
     PERSON         9      SOLE DISPOSITIVE POWER
      WITH                 -0-
                    -----------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                           73,266,470
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      73,266,470

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 81.4%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO

-------------------------------------------------------------------------------

CUSIP NO. 959910 10 0          SCHEDULE 13D      PAGE  3  OF  19   PAGES
          -----------                            -----------------------

-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Westfield Corporation, Inc.

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)|_|
                                                                         (b)|_|
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO - See Item 3 of Statement

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   |_|
      TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

-------------------------------------------------------------------------------
    NUMBER OF       7      SOLE VOTING POWER
     SHARES                2,264,210
  BENEFICIALLY      -----------------------------------------------------------
    OWNED BY        8      SHARED VOTING POWER
      EACH                 -0-
    REPORTING       -----------------------------------------------------------
     PERSON         9      SOLE DISPOSITIVE POWER
      WITH                 2,264,210
                    -----------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                           -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,264,210 (2)

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 3.1%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO

-------------------------------------------------------------------------------


--------
      (2)All of these shares are included in the total number of shares claimed as beneficially owned by Westfield Holdings Limited.

CUSIP NO. 959910 10 0         SCHEDULE 13D           PAGE  4  OF   19  PAGES
---------------------                                -----------------------

-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Westfield American Investments Pty. Limited

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)|_|
                                                                       (b)|_|

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    |_|
      TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia

-------------------------------------------------------------------------------
    NUMBER OF        7      SOLE VOTING POWER
     SHARES                 14,583,642
  BENEFICIALLY       ----------------------------------------------------------
    OWNED BY         8      SHARED VOTING POWER
      EACH                  -0-
    REPORTING        ----------------------------------------------------------
     PERSON          9      SOLE DISPOSITIVE POWER
      WITH                  14,583,642
                     ----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                            -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      14,583,642 (3)

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 19.2%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO

-------------------------------------------------------------------------------


--------
      (3)All of these shares are included in the total number of shares claimed as beneficially owned by Westfield Holdings Limited.

CUSIP NO. 959910 10 0        SCHEDULE 13D          PAGE  5  OF   19   PAGES
---------------------                              ------------------------

-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Westfield America Management Limited

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)|_|
                                                                        (b)|_|

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO - See Item 3 of Statement

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    |_|
      TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia

-------------------------------------------------------------------------------
    NUMBER OF        7      SOLE VOTING POWER
     SHARES                 -0-
  BENEFICIALLY       ----------------------------------------------------------
    OWNED BY         8      SHARED VOTING POWER
      EACH                  56,418,618
    REPORTING        ----------------------------------------------------------
     PERSON          9      SOLE DISPOSITIVE POWER
      WITH                  -0-
                     ----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                            56,418,618
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      56,418,618 (4)

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 64.7%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO

-------------------------------------------------------------------------------


--------
      (4)All of these shares are included in the total number of shares claimed as beneficially owned by Westfield Holdings Limited.

                                                             PAGE 6 OF 19 PAGES

                             AMENDMENT NO. 2 TO
                         STATEMENT ON SCHEDULE 13D

            This Amendment No. 2 (the "Amendment No. 2") amends Amendment No. 1, filed with the Securities and Exchange Commission on January 12, 1998, to the Statement on Schedule 13D, filed May 30, 1997 (the "Schedule 13D"), relating to shares of the common stock, $.01 par value per share (the "Common Shares"), of Westfield America, Inc., a Missouri corporation (the "Company"). Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 is being filed on behalf of Westfield Holdings Limited, Westfield Corporation, Inc, Westfield American Investments Pty. Limited and Westfield America Management Limited (collectively, the "Reporting Persons").

ITEM 2.     IDENTITY AND BACKGROUND.

            Item 2 of the Schedule 13D is hereby amended as follows:

            (a) The following director of Westfield Holdings ("WHL") has advised the Company that her married name is Maria C. Spender, but that she conducts business as Carla M. Zampatti.

            The following persons are no longer directors or executive officers of Westfield America Investments Pty. Limited ("WAI"):

            Frank P. Lowy
            Peter S. Lowy

            The following director of Westfield America Management Limited ("WAM") has advised the Company that her married name is Maria C. Spender, but that she conducts business as Carla M. Zampatti.

            (b) The business address for Ms. Zampatti is c/o Carla Zampatti Pty. Limited, 437 Kent Street, Sydney, New South Wales 2000. The business address for Frederick G. Hilmer is c/o John Fairfax Holdings Limited, Level 19, 201 Sussex Street, Sydney, New South Wales 2000. The business address for Dean R. Wills is c/o Coca Cola Amatil Limited, Level 5, 71-79 Macquarie Street, Sydney, New South Wales 2000. The business address for David M. Gonski is Level 23 MLC Centre, 1929 Martin Place, Sydney, New South Wales 2000.

            (c) Mr. Hilmer is the Chief Executive Officer of John Fairfax Holdings Limited, a news, entertainment and information publisher, Level 19, 201 Sussex Street, Sydney, New South Wales 2000. Mr. Ferguson is the Chairman of BT Financial Group Limited, Level 15, The Chifley Tower, 2 Chifley Square, Sydney, New South Wales 2000.

                                                             PAGE 7 OF 19 PAGES


Mr. Wills is a non-executive director and chairman of various Australian corporations, c/o Coca Cola Amatil Limited, 71-79 Macquarie Street, Sydney, New South Wales 2000.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 of the Schedule 13D is hereby amended as follows:

            WAM may be deemed solely for purposes of U.S. securities laws to share beneficial ownership of the Common Shares owned by the Perpetual Trustee Company Limited, the trustee of Westfield America Trust (the "WAT Trustee"). WAM disclaims beneficial ownership of such shares. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are intended to refer or apply in any respect to Australian legal matters. In August 1998, the WAT Trustee purchased an aggregate of 416,667 shares of Series D Preferred Stock (the "Series D Preferred Shares") of the Company for cash consideration of $75,000,060. In December 1998, the WAT Trustee purchased an aggregate of 138,889 shares of Series D-1 Preferred Stock (the "Series D-1 Preferred Shares") of the Company for cash consideration of $25,000,020. The cash consideration for the acquisition of the Series D Preferred Shares and the Series D-1 Preferred Shares was obtained through an equity placement in Australia which raised A$118 million, with the remainder obtained from working capital.

            In August 1998, WAI purchased an aggregate of 277,778 Series D Preferred Shares for cash consideration of $50,000,040. The cash consideration for the acquisition was obtained from working capital.

            The Series D Preferred Shares and the Series D-1 Preferred Shares are immediately convertible into Common Shares. Each Series D Preferred Share or Series D-1 Preferred Share, as applicable, is convertible at the option of the holder at any time, into such number of Common Shares as is determined by dividing $180.00 (which number is the aggregate Liquidation Preference of such share) plus accrued but unpaid dividends by the Conversion Price (as defined below). The initial Conversion Price is $18.00, subject to standard anti-dilution provisions.

            From February 1998 to May 1999, 839,400 Common Shares were acquired by WAI for cash consideration of approximately $14,251,679, which consideration was obtained from working capital.

            In September 1999, 350,000 Common Shares were acquired by the WAT Trustee for cash consideration of approximately $4,921,956, which consideration was obtained from working capital.

            In December 1999, 88,800 Common Shares were acquired by the WAT Trustee for cash consideration of approximately $1,154,106, which consideration was obtained from working capital.

                                                             PAGE 8 OF 19 PAGES


            In February 2000, 614,000 Common Shares were acquired by the WAT Trustee for cash consideration of approximately $8,359,934, which consideration was obtained from working capital.

            In March 2000, 356,500 Common Shares were acquired by the WAT Trustee for cash consideration of approximately $4,965,924, which consideration was obtained from working capital.

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 of the Schedule 13D is hereby amended as follows:

            The WAT Trustee acquired the Series D Preferred Shares, the Series D-1 Preferred Shares and the Common Shares in order to increase its equity interest in the Company. WAI acquired the Series D Preferred Shares and the Common Shares in order to increase the equity interest of WHL in the Company. WHL may directly or indirectly continue to purchase securities of the Company from time to time. In addition, the WAT Trustee may continue to purchase securities of the Company from time to time. However, none of the Reporting Persons has any plans or proposals which relate to or would result in:

            (1) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

            (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

            (3) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

            (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

            (5) any material change in the present capitalization or dividend policy of the Company;

            (6) any other material change in the Company's business or corporate structure;

            (7) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                                                             PAGE 9 OF 19 PAGES


            (8) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (9) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (10)  any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5(a) of the Schedule 13D is hereby amended as follows:

            (a) Westfield Holdings Limited ("WHL") may be deemed to beneficially own 73,266,470 Common Shares, which represents approximately 81.4% of the outstanding Common Shares. All of the shares reported as beneficially owned by each of Westfield Corporation Inc. ("WCI"), WAI and WAM are included in the shares reported as beneficially owned by WHL. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to Australian legal matters.

            WCI may be deemed to beneficially own 2,264,210 Common Shares, which represents approximately 3.1% of the outstanding Common Shares. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to Australian legal matters.

            WAI may be deemed to beneficially own 14,583,642 Common Shares, which represents approximately 19.2% of the outstanding Common Shares. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to Australian legal matters.

            WAM may be deemed solely for purposes of U.S. securities laws to share beneficial ownership of the Common Shares held by the WAT Trustee. Accordingly, WAM may be deemed to beneficially own 56,418,618 Common Shares, which represents approximately 64.7% of the outstanding Common Shares. WAM disclaims beneficial ownership of such shares. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to Australian legal matters.

            Messrs. Frank P. Lowy, David H. Lowy, Peter S. Lowy and Steven M. Lowy may be deemed solely for purposes of U.S. securities laws to beneficially own the securities deemed beneficially owned by WHL and the WAT Trustee. The Messrs. Lowy disclaim beneficial ownership of such securities. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to Australian legal matters.

                                                           PAGE 10 OF 19 PAGES


            Messrs. Frank P. Lowy, David H. Lowy, Peter S. Lowy and Steven M. Lowy may be deemed solely for purposes of U.S. securities laws to beneficially own the 600,000 Common Shares deemed beneficially owned by Cordera Holdings Pty. Limited ("Cordera"). References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to Australian legal matters.

            Item 5(b) of the Schedule 13D is hereby amended as follows:

            (b) WCI has the sole power to vote and dispose of all 2,264,210 Common Shares held by it.

            WAI has the sole power to vote and dispose of all 14,583,642 held by it.

            Other than with respect to the election of directors of the Company, WAM has shared power with the WAT Trustee to vote and dispose of all 56,418,618 Common Shares owned by the WAT Trustee. With respect to the election of directors of the Company, the WAT Trustee may only vote the Common Shares held by it as approved by the holders of units of WAT.

            Item 5(c) of the Schedule 13D is hereby amended as follows:

            (c) WAI effected the following open market purchases of Common Shares during the period beginning 60 days prior to February 11, 1999 and ending on the date of this Statement (these Common Shares are also being included in the shares claimed as beneficially owned by Westfield Holdings Limited):

            Date of                   Number                 Price
            Transaction               of Shares              per Share
            -----------               ---------              ---------

            2/10/99                    11,000                 $16.750
            2/11/99                    47,500                 $17.000
            2/12/99                    17,500                 $16.938
            2/16/99                     1,000                 $16.563
            2/16/99                     5,000                 $16.500
            2/17/99                       300                 $16.688
            2/17/99                     2,500                 $16.563
            2/17/99                     1,100                 $16.625
            2/18/99                       500                 $16.563
            2/18/99                       700                 $16.625
            2/18/99                     1,600                 $16.688
            2/19/99                     9,700                 $16.438
            3/2/99                      2,800                 $16.875
            3/2/99                      1,000                 $16.813
            3/2/99                      8,400                 $16.750
            3/3/99                      7,800                 $16.750

                                                           PAGE 11 OF 19 PAGES


            5/13/99                     2,000                 $16.000
            5/13/99                     2,000                 $15.938

            The WAT Trustee effected the following open market purchases of Common Shares during the period beginning 60 days prior to February 11, 1999 and ending on the date of this Statement (these Common Shares are also being included in the shares claimed as beneficially owned by Westfield Holdings Limited):

            Date of                  Number                  Price
            Transaction              of Shares               per Share
            -----------              ---------               ---------

            9/21/99                   113,000                 $14.125
            9/21/99                     1,400                 $14.063
            9/21/99                    10,600                 $14.00
            9/22/99                   100,000                 $14.063
            9/22/99                    50,000                 $14.00
            9/23/99                    25,000                 $14.063
            9/23/99                    48,900                 $14.00
            9/23/99                     1,100                 $13.938
            12/20/99                   27,000                 $13.00
            12/20/99                    5,700                 $12.8125
            12/20/99                    3,300                 $12.750
            12/20/99                    1,000                 $12.625
            12/21/99                    7,100                 $13.3125
            12/21/99                    6,400                 $13.250
            12/21/99                      100                 $13.125
            12/21/99                    3,800                 $13.0625
            12/22/99                   10,000                 $13.00
            12/22/99                   12,100                 $12.9375
            12/23/99                      200                 $13.00
            12/23/99                    2,800                 $12.9375
            12/23/99                    9,300                 $12.875
            2/08/00                       600                 $12.875
            2/08/00                     1,000                 $12.8125
            2/09/00                    36,200                 $13.375
            2/09/00                       900                 $13.25
            2/09/00                     1,600                 $13.1875
            2/09/00                       300                 $13.00
            2/09/00                     1,500                 $12.8125
            2/10/00                    10,500                 $13.50
            2/16/00                     1,000                 $13.6875
            2/17/00                    43,800                 $13.75
            2/17/00                     2,000                 $13.6875
            2/17/00                       600                 $13.625
            2/18/00                   346,000                 $13.625

                                                           PAGE 12 OF 19 PAGES


            2/22/00                     6,200                 $13.50
            2/23/00                    19,600                 $13.3485
            2/24/00                   142,200                 $13.50
            3/02/00                    11,900                 $13.50
            3/03/00                   105,700                 $13.9866
            3/06/00                     8,000                 $13.625
            3/08/00                     8,000                 $13.068
            3/09/00                     8,000                 $13.4844
            3/10/00                     1,400                 $13.4375
            3/13/00                     6,200                 $13.4547
            3/15/00                     5,700                 $13.625
            3/16/00                   137,900                 $13.9427
            3/17/00                     6,200                 $13.7288
            3/20/00                     5,000                 $13.9925
            3/21/00                     5,000                 $13.9888
            3/22/00                    34,500                 $14.00
            3/23/00                     2,000                 $14.00
            3/24/00                     5,000                 $14.00
            3/27/00                     6,000                 $13.7656


            Item 5(d) of the Schedule 13D is hereby amended as follows:

            (d) Holders of WAT units will receive economic benefits from the Common Shares and the Preferred Shares held by the WAT Trustee. Solely for purposes of U.S. securities laws, WHL may be deemed to own beneficially
22.2% of outstanding WAT units and each of Messrs. Frank P., David H.,
Peter S. and Steven M. Lowy may be deemed to each own beneficially 28.8% of outstanding WAT units. Each of the Messrs. Lowy disclaims beneficial ownership of the WAT units. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to Australian legal matters.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Item 6 of the Schedule 13D is hereby amended as follows:

            Under the Subscription Agreements, dated as of June 25, 1998 and December 17, 1998, each among the Company, WAM and the WAT Trustee (the "WAT Subscription Agreements"), so long as the WAT Trustee owns any Series D Preferred Shares or Series D-1 Preferred Shares, as applicable, if the Company shall fail to continue to be taxed as a real estate investment trust pursuant to Sections 856 through 860 of the Internal Revenue Code, the WAT Trustee shall have the right to require the Company, to the extent the Company shall have funds legally available therefor, to repurchase any or all of the Series D Preferred Shares or Series D-1 Preferred Shares, as applicable, held by the WAT Trustee in an amount equal to

                                                           PAGE 13 OF 19 PAGES


115% of the liquidation preference thereof, plus accrued and unpaid dividends, whether or not declared, if any, to the date of repurchase or the date payment is made available.

            Under the Subscription Agreement, dated as of June 25, 1998, among the Company and WAI (the "WAI Subscription Agreement"), so long as WHL or any of its wholly-owned subsidiaries (a "WHL Entity") shall own any of the Series D Preferred Shares, if the Company shall fail to continue to be taxed as a real estate investment trust pursuant to Sections 856 through 860 of the Internal Revenue Code, each WHL Entity shall have the right to require the Company, to the extent the Company shall have funds legally available therefor, to repurchase any or all of the Series D Preferred Shares held by such WHL Entity in an amount equal to 115% of the liquidation preference thereof, plus accrued and unpaid dividends, whether or not declared, if any, to the date of repurchase or the date payment is made available.

            In addition, pursuant to the Certificate of Designation setting forth "Resolution Designating Series D Preferred Shares and Fixing Preferences and Rights Thereof " (the "Series D Certificate of Designation"), the Series D Preferred Shares are redeemable, at the option of the Company, on or after August 12, 2008 at a redemption price equal to the sum of $180.00 per share and all accrued and unpaid dividends through the call date specified in the notice to holders regarding the redemption.

            Pursuant to the Series D Certificate of Designation, If there is a Change of Control (as defined therein), the holders of the Series D Preferred Shares can require the Company, if the Company has funds legally available therefor, to redeem their Series D Preferred Shares at a cost of $189.00, plus accrued and unpaid dividends, if any, to the date that the Company repurchases such shares.

            Pursuant to the Series D Certificate of Designation, from and after August 12, 2008, the holders of the Series D Preferred Shares have the right to require the Company to redeem their Series D Preferred Shares either for cash or for Common Shares, at the Company's option, as long as the current market price of the Common Shares is less than $18.00, adjusted for events that affect the Conversion Price (as defined therein).

            Pursuant to the Series D Certificate of Designation, the holders of Series D Preferred Shares do not have any voting rights, other than as required by law, except that a majority of the holders of the Series D Preferred Shares, voting together as a class, must approve any amendment, alteration or repeal of the Company's Articles of Incorporation or the Series D Certificate of Designation that materially and adversely affects their voting powers, rights or preferences and a majority of the holders of the Series D Preferred Shares, voting together as a class, must approve any merger or consolidation that the Company is involved in, if the Company does not survive such merger or consolidation and the holders of the Series D Preferred Shares do not receive shares of the surviving corporation with substantially similar rights, preferences and powers in the surviving corporation as their Series D Preferred Shares.

                                                           PAGE 14 OF 19 PAGES


            Pursuant to the Registration Rights Agreement, dated as of May 21, 1997, among the Company, WHL and each of WHL's subsidiaries (the "Registration Rights Agreement"), WHL and each WHL's subsidiaries are entitled to (i) register under the Securities Act of 1933, as amended (the "Securities Act"), (a) Common Shares held by WHL or any of WHL's subsidiaries, (b) any other Common Shares acquired by WHL or any of its subsidiaries in the future (including Common Shares received by WAI upon conversion of the Series D Preferred Shares) and (c) any securities or issued or issuable with respect to (x) such Common Shares or (y) other securities of the Company or any other person which WHL or any of its subsidiaries is entitled to receive, or shall have received, in lieu of or in addition to Common Shares, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Shares by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise (collectively, the "Registrable Securities") and (ii)subject to certain exceptions, to require the Company to include the Registrable Securities in any registration of equity securities of the Company under the Securities Act.

            Pursuant to the Certificate of Designation setting forth "Resolution of the Board of Directors of Westfield America, Inc. Designating Series D-1 Preferred Shares and Fixing Preferences and Rights Thereof" (the "Series D-1 Certificate of Designation" and together with the Series D Certificate of Designation, the "Certificates of Designation"), the Series D-1 Preferred Shares are redeemable, at the option of the Company, on or after August 12, 2008 at a redemption price equal to the sum of $180.00 per share and all accrued and unpaid dividends through the call date specified in the notice to holders regarding the redemption.

            Pursuant to the Series D-1 Certificate of Designation, If there is a Change of Control (as defined therein), the holders of the Series D Preferred Shares can require the Company, if the Company has funds legally available therefor, to redeem their Series D-1 Preferred Shares at a cost of $189.00, plus accrued and unpaid dividends, if any, to the date that the Company repurchases such shares.

            Pursuant to the Series D-1 Certificate of Designation, from and after August 12, 2008, the holders of the Series D-1 Preferred Shares have the right to require the Company to redeem their Series D-1 Preferred Shares either for cash or for Common Shares, at the Company's option, as long as the current market price of the Common Shares is less than $18.00, adjusted for events that affect the Conversion Price (as defined therein).

            Pursuant to the Series D-1 Certificate of Designation, the holders of Series D Preferred Shares do not have any voting rights, other than as required by law, except that a majority of the holders of the Series D-1 Preferred Shares, voting together as a class, must approve any amendment, alteration or repeal of the Company's Articles of Incorporation or the Series D-1 Certificate of Designation that materially and adversely affects their voting powers, rights or preferences and a majority of the holders of the Series D-1

                                                           PAGE 15 OF 19 PAGES


Preferred Shares, voting together as a class, must approve any merger or consolidation that the Company is involved in, if the Company does not survive such merger or consolidation and the holders of the Series D-1 Preferred Shares do not receive shares of the surviving corporation with substantially similar rights, preferences and powers in the surviving corporation as their Series D-1 Preferred Shares.

            All references to, and summaries of, the WAT Subscription Agreements, the WAI Subscription Agreement, the Certificates of Designation and the Registration Rights Agreement in this Amendment No. 2 are qualified in their entirety by reference to such agreements, the full text of which are filed as exhibits hereto and incorporated herein by this reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          EXHIBIT A  WAT Subscription Agreement, dated as of June 25,
                     1998.
          EXHIBIT B WAT Subscription Agreement, dated as of December 17, 1998. EXHIBIT C WAI Subscription Agreement, dated as of June 25, 1998. EXHIBIT D Series D Certificate of Designation
          EXHIBIT E  Series D-1 Certificate of Designation
          EXHIBIT F  Registration Rights Agreement, dated as of May 21, 1997

                                                           PAGE 16 OF 19 PAGES


                                 SIGNATURE


            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 4, 2000

                                           WESTFIELD HOLDINGS LIMITED


                                           By:/s/ Peter S. Lowy
                                              ----------------------------
                                              Peter S. Lowy
                                              Managing Director

                                                           PAGE 17 OF 19 PAGES


                                 SIGNATURE


            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2000

                                              WESTFIELD CORPORATION, INC.


                                              By:/s/ Peter S. Lowy
                                                 ----------------------------
                                                 Peter S. Lowy
                                                 Vice President

                                                           PAGE 18 OF 19 PAGES


                                 SIGNATURE


            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2000

                                         WESTFIELD AMERICAN INVESTMENTS
                                         PTY. LIMITED


                                         By:/s/ Peter S. Lowy
                                            -----------------------------
                                            Peter S. Lowy
                                            Managing Director

                                                           PAGE 19 OF 19 PAGES


                              SIGNATURE


            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2000

                                     WESTFIELD AMERICA MANAGEMENT
                                     LIMITED


                                     By:/s/ Peter S. Lowy
                                        -----------------------------
                                        Peter S. Lowy
                                        Managing Director